

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 5, 2016

Philip Urso
Chairman and Interim Chief Executive Officer
Towerstream Corporation
88 Silva Lane
Middletown, RI 02842

Re: Towerstream Corporation
Registration Statement on Form S-3
Filed November 23, 2016
File No. 333-214795

Dear Mr. Urso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney Adviser, at (202) 551-7951 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Harvey J. Kesner, Esq.
       Sichenzia Ross Ference Kesner LLP